EXHIBIT 99.1

Stantec announces amendment to Normal Course Issuer Bid

EDMONTON, Alberta, Aug. 18, 2026 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec Inc. (“Stantec”), a global leader in sustainable design and engineering, announced today that it has received approval from the Toronto Stock Exchange (the “TSX”) respecting an amendment of its previously approved Normal Course Issuer Bid (“NCIB”) to increase the maximum number of common shares Stantec may repurchase for cancellation under the NCIB from 2,281,339 (or 2% of Stantec’s issued and outstanding shares as of March 2, 2026), to 5,703,349 common shares (or 5% of Stantec’s shares as of March 2, 2026).

As at August 17, 2026, Stantec had repurchased and cancelled a total of 1,667,292 common shares at a weighted average of $103.43 under the current normal course issuer bid, representing 1.46% of the issued and outstanding common shares as at March 10, 2026, when Stantec filed its initial application with the TSX. The amended NCIB with the higher limit will commence on August 20, 2026 and terminate no later than March 11, 2027. Except for the increase in the maximum number of common shares that may be acquired pursuant to the NCIB, no further amendments have been made to the NCIB. For further details regarding the NCIB, please refer to Stantec’s prior news release dated March 10, 2026.

The automatic share purchase plan (the “ASPP”), implemented in connection with the current NCIB to allow for the purchase of Stantec’s common shares under the NCIB at times when Stantec normally would not be active in the market due to applicable regulatory restrictions or internal trading black-out periods, remains in effect as previously approved by the TSX and will terminate on the earliest of the date on which: (a) the maximum annual purchase limit under the NCIB has been reached; (b) the NCIB expires; or (c) Stantec terminates the ASPP in accordance with its terms. The ASPP constitutes an “automatic securities purchase plan” under applicable Canadian securities laws.

Stantec believes that, from time to time, the market price of its common shares may not adequately reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding common shares may represent an attractive investment for Stantec, and an appropriate and desirable use of its available funds. This capital deployment strategy is consistent with Stantec’s priority of maintaining balance sheet strength, while reinvesting in organic and acquisitive growth and increasing dividends, all of which contribute to enhanced shareholder returns.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the proposed NCIB and ASPP described above. Forward-looking statements also include any other statements that do not refer to historical facts. Particularly, information regarding our intention to use corporate funds to carry out purchases subject to the NCIB, the number of common shares that will be repurchased under the NCIB (if at all) and the operation of the ASPP is forward-looking information.

By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, assumptions regarding the future price of Common Shares, assumptions regarding the availability of corporate funds to complete purchases under the NCIB, as well as the expectations and beliefs of Stantec, and its management and board of directors, as of the date hereof. Stantec cautions that the foregoing list of material factors and assumptions is not exhaustive.

Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the NCIB and ASPP referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Danny Craig Director, Public Relations Ph: (949) 632-6319 danny.craig@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com